SUN & SWELL, INC.

Financial Statements

For the years ended December 31, 2020 and December 31, 2019.

With Independent Accountants' Review Report

Table of Contents

Independent Accountants' Review Report

To the Management of Sun & Swell, Inc.

We have reviewed the accompanying financial statements of Sun & Swell, Inc. (the "Company") which comprise the balance sheet as of December 31, 2020, and the related statements of operations and cash flows for the year then ended December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statement as a whole. Accordingly, we do not express such as opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.



March 5th, 2021
Cameron Browne, CPA
Browne Accounting SPC
1037 NE 65th Street #80493
Seattle, WA 98115

SUN & SWELL, INC.
Balance Sheet
As at December 31, 2020

	12/31/2020	12/31/2019
ASSETS		
Current Assets		
Cash & Cash Equivalents	$ 78,566	$ 29,878
Accounts Receivable	11,676	45,779
Inventory	101,546	81,037
Other Current Assets	5,952	-
Total Current Assets	**197,740**	**156,694**
Fixed Assets		
Equipment	101,446	101,446
Accumulated Depreciation	(47,271)	(28,109)
Total Fixed Assets	54,175	73,337
Total Assets	**251,915**	**230,031**
LIABILITIES AND EQUITY		
LIABILITIES		
Current Liabilities		
Accounts Payable	16,769	17,808
Credit Cards	65,076	74,863
Other Current Liabilities	99,675	45,943
Total Current Liabilities	**181,520**	**138,614**
Long-Term Liabilities	139,028	83,070
Total Liabilities	**$320,548**	**221,684**
EQUITY		
Shareholder Equity	486,394	449,700
Retained Earnings	(555,027)	(458,047)
Total Equity	**(68,633)**	**8,347**
TOTAL LIABILITIES AND EQUITY	**$ 251,915**	**$ 230,031**

See accompanying notes and independent accountants' review report

SUN & SWELL, INC.
Income Statement
For the year ended December 31, 2020

	2020	2019
Revenue	$ 405,020	$ 380,951
Cost of Goods Sold	205,114	228,998
Gross Profit	199,906	151,953
Expenses		
Operating expenses	41,891	31,278
General and administrative expenses	226,471	234,424
Interest expense	10,400	3,731
Sales and marketing expenses	77,461	70,647
Total Expenses	356,233	340,080
Net Operating Loss	(156,327)	(188,127)
Other Income / (Loss)	59,347	(310)
Net Loss	$ (96,980)	$ (188,437)

See accompanying notes and independent accountants' review report

-3-

SUN & SWELL, INC.
Statement of Cash Flows
For the year ended December 31, 2020

	2020	2019
OPERATING ACTIVITIES		
Net loss	**$ (96,980)**	**$ (188,437)**
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation Expense	19,162	19,045
Changes in operating assets and liabilities		
Accounts Receivable	28,150	(30,560)
Prepaid Expenses	-	(2,000)
Inventories	(20,508)	(38,258)
Account Payable	(1,039)	17,808)
Credit Cards	(9,787)	(14,590))
Other current liabilities	53,732	45,937
Net cash provided by operating activities	**(27,270)**	**(191,055)**
INVESTING ACTIVITIES		
Purchases of equipment	-	(3,500)
Net cash provided by investing activities	**-**	**(3,500)**
FINANCING ACTIVITIES		
Proceeds from short-term debt	79,000.00	38,900
Repayments of long-term debt	(23,042)	(37,811)
Shareholder Contributions	20,000	215,000
Net cash provided by financing activities	**75,958**	**216,089**
Net cash Increase for period	**48,688**	**21,534**
Cash at beginning of period	**29,878**	**8,344**
Cash at end of period	**$ 78,566**	**$ 29,878**

SUN & SWELL, INC.
Statement of Shareholder's Equity
For the years ended December 31, 2019 and December 31, 2020

	Common Stock		Preferred Stock		Additional Paid in Capital	Retained Earnings	Total
	Shares	Amount	Shares	Amount			
Beginning balance at 01/01/2019	10,000,000	$ 1,000,000	-	-		(269,610)	$ (18,212)
Shareholder Contributions			-	-	215,000	-	215,000
Net Income / (Loss)			-	-		(188,437)	(188,437)
Ending Balance at 12/31/2019			-	-		(458,047)	8,347
Beginning Balance 1/1/2020	10,000,000	$ 1,000,000	-	-	1,61,0	(458,047)	
Shareholder Contributions	-	-	-	-	20,000	-	20,000
Net Income / (Loss)	-	-	-	-	-	96,980	(96,980)
Ending Balance 12/31/2020	**10,000,000**	**$ 1,000,000**	**-**	**-**		**(555,027)**	

See accompanying notes and independent accountants' review report

SUN & SWELL, INC.
Notes to the financial statements
For the years ended December 31, 2019 and December 31, 2020

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Nature of Activities</u>

Sun & Swell, Inc. ("Company") is a California corporation incorporated for the purpose of developing quality, organic, whole food free from heavy processing and harmful ingredients in compostable packaging. The accompanying financial statements cover the year ended December 31, 2020. The Company began its operations in 2018.

<u>Basis of Accounting</u>

The financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

<u>Cash and cash equivalents</u>

Cash and cash equivalents consist principally of amounts on deposit with commercial banks. The carrying amount of such cash equivalents approximates fair value due to the short-term nature of these investments.

<u>Income taxes</u>

The Company is taxed as a corporation and due to the net loss for the year ended December 31,2020, it is appropriate that no income tax provision has been recorded.

The federal income tax returns for the prior three years and the state income tax returns for the prior four years would be subject to examination by the Internal Revenue Service or Franchise Tax Board respectively, per Internal Revenue Service and Franchise Tax Board statute of limitations.

<u>Estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 3rd, 2021, the date which the financial statements were available to be issued.

NOTE 3 - Summary of Debt

Short Term: As of December 31st, 2020 the company had $181,519.71 in short term liabilities which consists of payables due to vendors on credit terms ($16,769.14), credit cards ($65,075.96), and line of credit ($98,379.57). This financing is used to fund the company's working capital needs - primarily raw ingredient purchasing and other short term operational capital requirements.

Notes on Line of Credit: The company has a $100K line of credit with Pacific Western Bank of Santa Barbara.

Long Term: As of December 31st, 2020 the company had $139,028.10 in long term debt liabilities which consists of an EIDL loan* ($79,000), a private loan from the founders ($38,900), and an equipment loan ($21,128.10).

Notes on EIDL loan: During the COVID-19 crisis of 2020, The Company was able to secure a $79,000 loan with the United States Small Business Association. This is a 30-year loan with a 1% interest rate. Monthly payments on this loan will begin in May of 2021.

Notes on loan from the founders: In 2018, Kate and Bryan Flynn issued a loan to the company in the amount of $38,900. This amount was borrowed from their 401K and must be repaid by 2023.

Notes on equipment loan: This amount represents the amount outstanding on a 3-year loan that was taken out in June of 2018 to finance a piece of equipment used in the manufacturing process. The loan will be repaid in full in September of 2021.

NOTE 4 - Equity

Common Stock

Under the articles of incorporation, the total number of Class A Common Stock shares is ten million (10,000,000). As of December 31, 2020, ten million (10,000,000) shares of Common Stock have been issued and are outstanding.

Preferred Stock

Also, under the articles of incorporation, the total number of Preferred shares of stock that the Corporation shall have authority to issue is ten million (10,000,000). None of the preferred stock is currently issued and outstanding.